UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

ALEXZA PHARMACEUTICALS, INC.
(Name of Subject Company (issuer))

Ferrer Pharma Inc.
a wholly owned subsidiary of

Ferrer Therapeutics Inc.
a wholly owned subsidiary of

Grupo Ferrer Internacional, S.A.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

015384209
(CUSIP Number of Class of Securities)

Jorge Ramentol Massana
Grupo Ferrer Internacional, S.A.
Avenida Diagonal 549, 5th Floor
E-08029 Barcelona, Spain
(34) 936003-70
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Paul T. Schnell
Neil P. Stronski
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$50,319,141.70	$5,067.14
(1)
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (a) the product of (i) the offer price per share of common stock, par value $0.0001 (the “Shares”), of Alexza Pharmaceuticals, Inc. (“Alexza”), of $0.90, net to the holder in cash (less any applicable withholding taxes and without interest) and (ii) 21,832,648 outstanding Shares (adjusted for estimated option exercises and share issuances in respect of restricted stock units) less 2,366,935 Shares already held by the filer to (b) $32,800,000, the maximum aggregate amount payable in respect of contingent value rights. The calculation of the filing fee is based on information provided by Alexza as of May 21, 2016.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015 by multiplying the transaction value by .0001007.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,067.14	Filing Party: Ferrer Pharma Inc., Ferrer Therapeutics Inc., Grupo Ferrer Internacional, S.A.
Form or Registration No.: Schedule TO	Date Filed: May 23, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Grupo Ferrer Internacional, S.A., a Spanish sociedad anonima (“Ferrer”), Ferrer Therapeutics Inc., a Delaware corporation and a wholly-owned subsidiary of Ferrer (“FTI”), and Ferrer Pharma Inc., a Delaware corporation and wholly-owned subsidiary of FTI (“Purchaser”), with the Securities and Exchange Commission on May 23, 2016 (the “Schedule TO”) and relates to the offer by the Purchaser to purchase all outstanding shares of common stock, $0.0001 par value per share (“Shares”), of Alexza Pharmaceuticals, Inc., a Delaware corporation (“Alexza”), at a price of $0.90 per Share, net to the holder in cash (less any required withholding taxes and without interest), plus one contractual contingent value right (a “CVR”) per Share, which will represent the right to receive a pro-rata share of up to four payment categories in an aggregate (i.e., to all CVR holders assuming all four payments are made) maximum amount of $32.8 million (after deduction of an estimated $2.2 million payment to Alexza’s financial adviser for fees and expenses in connection with the transactions described herein and subject to further adjustment) if certain licensing payments and revenue milestones are achieved and subject to the terms and conditions of the contingent value rights agreement to be entered into in connection with the transaction, net to the holder in cash (less any applicable withholding taxes and without interest), at the times and upon the terms and subject to the conditions described in the Offer to Purchase dated May 23, 2016 and as amended hereby (together with any further amendments or supplements hereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule TO.  Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 1. SUMMARY TERM SHEET.

The Offer to Purchase and Items 1, 4, 6 and 7 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the section of the Offer to Purchase titled “Summary Term Sheet”, are hereby amended and supplemented by amending and restating the paragraph titled “If I Accept the Offer, When and How Will I Get Paid?” on page 12 of the Offer to Purchase in its entirety to read as follows:

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

If the conditions to the Offer as set forth in the Introduction and Section 14—“Conditions of the Offer” are satisfied or waived and the Purchaser consummates the Offer and accepts your Shares for payment, we will pay you a dollar amount equal to the number of Shares you tendered multiplied by $0.90 in cash (less any applicable withholding taxes and without interest), promptly following expiration of the Offer. After that date, if any of the milestone targets that would cause Milestone Payments to become payable are achieved, our appointed Rights Agent will pay you an amount equal to the number of Shares you tendered multiplied by the amount of the corresponding Milestone Payment, within 20 business days after the end of the calendar quarter in which the applicable milestone target was achieved that would cause a Milestone Payment to become payable. See Sections 1—“Terms of the Offer” and 2—“Acceptance for Payment and Payment for Shares.”

ITEM 4. TERMS OF THE TRANSACTION.

The Offer to Purchase and Item 4 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Section 1 (“Terms of the Offer”) of the Offer to Purchase, are hereby amended and supplemented by amending and restating the last paragraph on page 22, which ends on page 23, of the Offer to Purchase in its entirety to read as follows:

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer and the Merger Agreement, we will (i) accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer and (ii) pay for all such shares (subject to any applicable tax withholding) promptly after the Expiration Time. Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer upon the expiration of the Offer is referred to herein as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to herein as the “Offer Closing Date.” The Merger Agreement provides that the Purchaser may, in its sole discretion and without the consent of Alexza, and shall at the request of Alexza, extend the offer for one or more consecutive increments of not more than ten business days each, the length of such period to be determined by Ferrer or the Purchaser (and if at the request of Alexza, after consultation with Alexza), until the earlier of (i) termination of the Merger Agreement in accordance with its terms or (ii) the Outside Date (defined in the Merger Agreement as September 30, 2016), if at any then-scheduled expiration date of the Offer all of the conditions to the Offer have not been satisfied or waived. In addition, the Purchaser is required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or NASDAQ applicable to the Offer or as may be required by any other governmental entity, provided, however, in no event will the Purchaser be required to extend the Offer beyond Outside Date. See Section 12—“Summary of the Merger Agreement and Certain Other Agreements.”

The Offer to Purchase and Item 4 of the Schedule TO, to the extent such Item incorporates by reference the information contained in Section 2 (“Acceptance for Payment and Payment for Shares”) of the Offer to Purchase, are hereby amended and supplemented by amending and restating the last paragraph on page 23 of the Offer to Purchase in its entirety to read as follows:

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time promptly after the Expiration Time.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Offer to Purchase and Items 5, 6, 8 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in Section 12 (“Summary of the Merger Agreement and Certain Other Agreements”) of the Offer to Purchase, are hereby amended and supplemented by amending and restating the third paragraph in the subsection titled “The Offer” on page 49 of the Offer to Purchase in its entirety to read as follows:

On the terms and subject to the conditions of the Offer and the Merger Agreement, the Purchaser will accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Purchaser is permitted to do so in accordance with applicable law and the terms of the Offer and the Merger Agreement.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Offer to Purchase and Item 7 of the Schedule TO, to the extent such Item incorporates by reference the information contained in Section 13 (“Source and Amount of Funds”) of the Offer to Purchase, are hereby amended and supplemented by amending and restating the last sentence of the first paragraph in such section on page 64 of the Offer to Purchase in its entirety to read as follows:

The Purchaser anticipates funding the payments to be made at or prior to the Merger Closing with cash on hand.  The Purchaser anticipates funding the Milestone Payments with cash on hand or with funds from credit facilities that Ferrer or any of its affiliates may enter into in future on such terms and conditions as may then be available to Ferrer and its affiliates.

ITEM 11. ADDITIONAL INFORMATION.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in Section 16 (“Certain Legal Matters; Regulatory Approvals—Legal Proceedings Relating to the Tender Offer”) of the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph immediately following the last paragraph of such Section 16:

On May 24, 2016, Kim v. Alexza Pharmaceuticals, Inc., et al. (the “Kim Complaint”) and Canty v. Alexza Pharmaceuticals, Inc., et al., Case No. 16CV295577 (the “Canty Complaint” and, together with the Kim

Complaint, the “May 24 Complaints”), each a putative class action complaint related to the Merger Agreement, were each filed in the Superior Court of the State of California, County of Santa Clara by purported Alexza stockholders.   The May 24 Complaints are substantively identical to the Complaint, name the same defendants (with the addition of Ferrer), assert the same claims and seek the same relief. Ferrer and the Purchaser believe the May 24 Complaints are without merit and intends to vigorously defend the actions.  The foregoing summary of the May 24 Complaints is qualified in its entirety by reference to the full text of the May 24 Complaints, copies of which are filed as Exhibit (a)(5)(E) and Exhibit (a)(5)(F) to the Schedule TO.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(D) the following Exhibits:

(a)(5)(E)*
Class Action Complaint, dated May 24, 2016 (Kim v. Alexza Pharmaceuticals, Inc., et al) (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9 (Amendment No. 1) filed by Alexza with the Securities and Exchange Commission on June 3, 2016)

(a)(5)(F)
Class Action Complaint, dated May 24, 2016 (Canty v. Alexza Pharmaceuticals, Inc., et al., Case No. 16CV295577) (incorporated by reference to Exhibit (a)(5)(G) to the Schedule 14D-9 (Amendment No. 1) filed by Alexza with the Securities and Exchange Commission on June 3, 2016)

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following sentence  to the end of the list of Exhibits:

*
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment by Alexza and have been separately filed by Alexza with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2016

FERRER PHARMA INC.

By:	/s/ Juan Fanés
Name:	Juan Fanés
Title:	Chief Financial Officer

FERRER THERAPEUTICS INC.
By:	/s/ Juan Fanés
Name:	Juan Fanés
Title:	Chief Financial Officer

GRUPO FERRER INTERNACIONAL, S.A.
By:	/s/ Juan Fanés
Name:	Juan Fanés
Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 23, 2016

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Form of Summary Advertisement, published May 23, 2016 in The New York Times

(a)(1)(G)	Form of Contingent Value Right Agreement

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release of Alexza and Ferrer, dated May 10, 2016 (incorporated by reference to Exhibit 99.1 to Form 8-K filed by Alexza with the Securities and Exchange Commission on May 10, 2016)

(a)(5)(B)
Letter to the Company’s Employees from Thomas B. King (incorporated by reference to
Exhibit (a)(5)(A) to the Schedule 14D-9 filed by Alexza with the Securities and Exchange Commission on May 23, 2016).

(a)(5)(C)
Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex B to the Schedule 14D-9 filed by Alexza with the Securities and Exchange Commission on May 23, 2016)

(a)(5)(D)
Class Action Complaint, dated May 19, 2016 (Anderson v. Alexza Pharmaceuticals, Inc., et al., Case No. 16CV295357) (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9 filed by Alexza with the Securities and Exchange Commission on May 23, 2016)

(a)(5)(E)*
Class Action Complaint, dated May 24, 2016 (Kim v. Alexza Pharmaceuticals, Inc., et al) (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9 (Amendment No. 1) filed by Alexza with the Securities and Exchange Commission on June 3, 2016)

(a)(5)(F)
Class Action Complaint, dated May 24, 2016 (Canty v. Alexza Pharmaceuticals, Inc., et al., Case No. 16CV295577) (incorporated by reference to Exhibit (a)(5)(G) to the Schedule 14D-9 (Amendment No. 1) filed by Alexza with the Securities and Exchange Commission on June 3, 2016)

(b)	Not applicable

(d)(1)
Agreement and Plan of Merger, dated May 9, 2016, by and among Ferrer, the Purchaser, and Alexza (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Alexza with the Securities and Exchange Commission on May 10, 2016)

(d)(2)	Confidentiality Agreement by and between Alexza and Ferrer, dated May 9, 2016

(d)(3)
Letter of Intent, by and between Ferrer and Alexza, dated February 15, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by Ferrer with the Securities and Exchange Commission on April 29, 2016.

(d)(4)
Collaboration, License and Supply Agreement between Alexza and Parent dated October 5, 2011 (incorporated by reference to Alexza’s Annual Report on Form 10-K filed by Alexza with the Securities and Exchange Commission on March 12, 2012).

(d)(5)
Amendment to Collaboration, License and Supply Agreement between Alexza and Parent dated March 5, 2012 (incorporated by reference to Alexza’s Annual Report on Form 10-K filed by Alexza with the Securities and Exchange Commission on March 12, 2012).

(d)(6)
Second Amendment to Collaboration, License and Supply Agreement between Alexza and Parent dated November 26, 2013 (incorporated by reference to Alexza’s Annual Report on Form 10-K filed by Alexza with Securities and Exchange Commission March 13, 2015).

(d)(7)
Third Amendment to Collaboration, License and Supply Agreement between Alexza and Parent dated October 27, 2014 (incorporated by reference to Alexza’s Annual Report on Form 10-K filed by Alexza with the Securities and Exchange Commission on March 13, 2015).

(d)(8)
Fourth Amendment to Collaboration, License and Supply Agreement between Alexza and Parent dated June 16, 2015 (incorporated by reference to Alexza’s Quarterly Report on Form 10-Q filed by Alexza with the Securities and Exchange Commission on August 5, 2015).

(d)(9)
Stock Purchase Agreement between Alexza and Ferrer dated March 15, 2012 (incorporated by reference to Alexza’s Annual Report on Form 10-K filed by Alexza with the Securities and Exchange Commission on March 13, 2012).

(d)(10)
Stock Purchase Agreement between Alexza and Ferrer dated October 27, 2014 (incorporated by reference to Alexza’s Annual Report on Form 10-K Annual Report on Form 10-K filed by Alexza with the Securities and Exchange Commission on March 13, 2015).

(d)(11)
Amended and Restated Promissory Note issued by Alexza to Ferrer dated May 9, 2016 (incorporated by reference to Alexza’s Quarterly Report on Form 10-Q/A filed by Alexza with the Securities and Exchange Commission on May 10, 2016).

(g)	Not applicable

(h)	Not applicable
*
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment by Alexza and have been separately filed by Alexza with the Securities and Exchange Commission